Filed by Allergan, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: Inamed Corporation
Registration No. 333-129871
The following remarks relating to the proposed acquisition of Inamed Corporation by Allergan, Inc. are excerpted from a transcript of Allergan’s 2005 Fourth Quarter Earnings conference call held on February 2, 2005.

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D. Pyott	We are pleased with the progress that we are making with the acquisition of Inamed. In December, Inamed, with our concurrence, entered into an agreement with Beaufour Ipsen, the licensee of Reloxin, to return the product rights, thus addressing the major issue for antitrust review. All necessary competition authority clearances have been received outside the United States, and we are working through the details of a proposed consent decree with the Federal Trade Commission, and believe the completion is weeks away. We have commenced our integration planning and have a plan in hand to integrate the key business processes of Inamed in a 100-day program from the date of clearance by the FTC.

In our press release, we have indicated that we expect the Inamed acquisition to be neutral to our diluted earnings-per-share guidance for 2006 [Text omitted].

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We look forward to entering the growth markets in which Inamed operates as well as realizing cost and selling synergies.

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As discussed in the earnings call announcement, Allergan issued on January 24th, since the proposed Inamed acquisition is not yet completed, we are providing very limited 2006 financial guidance at this time. Consistent with our prior comments on this topic, we anticipate that the Inamed acquisition will have no effect on our 2006 diluted earnings-per-share guidance [Text omitted]. We intend to provide more complete 2006 guidance and final FAS 123R estimates for the combined company following both the receipt of FTC clearance and the completion of the exchange offer process related to the Inamed acquisition.
I would now like to open the call for questions. Melissa.

Coordinator	Thank you. We will now begin the question and answer session.

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Coordinator	Thank you. Our next question comes from David Marris with Bank of America.

D. Marris	Good morning. A few questions. First, one of the questions that I’m getting a lot from clients this morning is that it’s a bit odd that you didn’t give product sales guidance like you did last year in the fourth quarter. And you did mention that you are going to do that after the Inamed deal. But this decision seems a little bit odd, given that you can give the EPS as a standalone company and that, presumably is derivative of sales and cost, you know, expenses. So what’s the philosophy of why not do that, especially ahead of the Inamed deal, giving some sense of Botox sales and major product lines?

D. Pyott	Okay. As I stated in my introductory remarks, we think that we’re at a pretty advanced stage with the Federal Trade Commission, so we’re not really asking you to be patient for very long. And I think it’s better just to put everything on the table at once. Clearly, we have long since worked up our plans for 2006. We’ve done our Allergan side budget and indeed we have had very advanced thoughts in terms of what will the operating plan be for Inamed once we complete the acquisition. So, I think this is just a very short time away and then it will all be laid out on the table. And of course, I also want to reiterate what I said post the acquisition announcement back in November that we will give you synergy numbers and will also give you the first indication of what the accretion should be from this deal in 2007.

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Coordinator	Thank you. Our next question comes from Gary Nackman with Lehring Swan.

G. Nackman	Hello, guys. Good morning. First question, regarding the Inamed deal closing within a few weeks. Is there a situation that you envision where the FTC can request a lot more information and delay things maybe more than that time frame or are you confident here that they have everything they need at this point to make a decision?

D. Pyott	Yes, I think we’re down to what I would imagine is a pretty normal process where we’re down to the last details. Sometimes they’re important details and inevitably we have to work through them because of course, it’s just like any negotiation. There are two points of view and we’re going to be responsive to the FTC’s requests. So, hence why I have a fairly high degree of confidence that we’re not so far away in terms of time.

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Coordinator	Thank you. Our next question comes from Don Ellis with Thomas Weisel Partners.

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D. Ellis	Okay, and the last question. This is regarding the Inamed transaction. At the time you announced the plans to acquire Inamed, your stock was trading at about $96. It’s now at about $114. What in the acquisition numbers changed, based on your stock price, if anything?

D. Pyott	In terms of — Obviously, we’re ending up offering Inamed more value because of the fact that we’re also issuing stock in addition to the cash value. In terms of our planning, I think nothing has changed, and my own interpretation for the increase in the stock price is not only due to the interest in looking at the growth markets into which we’re entering with Inamed’s portfolio and the obvious synergies between Botox cosmetic and dermal fillers and breast aesthetics. But I also think because of our relative position to deal with competition, which also looks as if it’s going to take longer than even we had thought, although we are conservative. We always plan, if you like, for the worst, i.e., early competition. But it really looks as if competition is going to be further away in North America than we would have believed maybe a year ago.

D. Ellis	Okay, but that conversion of 0.8498 shares, that doesn’t change with —

D. Pyott	No.

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Coordinator	Thank you. Our next question comes from Elliott Wilbur with CIBC World Markets.

E. Wilbur	Good morning. I guess my question falls under the general heading of conservatism as well. I wanted to ask you, David, about your comments with respect to the anticipation of accretion from the Inamed deal in ’07 on a cash basis and the neutrality in ’06. Just going through the merger document and looking at some of the pro forma numbers that were put together in ’05. The deal looks like it’s only 2% to 3% dilutive on a cash EPS basis and I guess given the expected respective growth of each business in ’06, I’m kind of wondering why the conservatism in terms of guiding towards initial cash EPS neutrality. I’m wondering, is that more operational or more related to some of the uncertainties perhaps on the financial mechanics in terms of closing the deal?

D. Pyott	I think I’ll let Jeff respond from his perspective as the CFO in terms of older financing and stuff like that. But of course, one thing that’s important to remember is on the synergies calculation, we won’t have a full year. Already January has passed, right, and we expect to get this closed in the next couple of weeks. So every week that goes by, there’s less time to capture the synergies. And some of them importantly come at the end of the year because you just need time to get things organized. So that would be one comment I would make. Maybe Jeff?

J. Edwards	Elliott, I don’t have a lot to add other than it’s a meaningful transaction for us and I think we’re being appropriately cautious. As we look forward to an integration that, as you know, are always complex and difficult, we don’t want to overstep our bounds. So we have to think about how we’re going to recognize the synergies and over what period of time we’re likely to recognize them. We obviously have to integrate sales forces, we have to integrate G&A organizations, we have to learn businesses and it’s a step process; it’s not a run process. So, far be it from us to overstep our bounds with respect to providing guidance. I think that’s not our way. To the extent something changes dramatically over the course of the year, we’ll share that with you. But for now, we think this is the most logical approach.

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Coordinator	Thank you. Our next question comes from David Marris with Bank of America.

D. Marris	[Text omitted] A couple of questions. [Text omitted] And David, part of the rationale for the Inamed deal, do you see an acceleration of Botox growth as a combined company.

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D. Pyott	Great. Responding to your second question on — Really, I think it’s a synergies question. What I see is the benefit of being a very meaningful player in this medical aesthetics market worldwide. And of course, if we take the United States as a subset, and particularly when one looks at, say the plastic surgery channel, the three largest purchasing items, excluding capital equipment in a plastic surgery office, are breast implants, Botox, and fillers. So we’re going to be a very meaningful partner to these physicians. And I think it’s also very interesting to think, you know, that Botox is the locomotive and we’ve just seen, I think, literally yesterday, new data for the number of procedures. This is the ASAPS states or the American Society of Aesthetic and, I think, it’s Plastic Surgery. I’m getting my — All of these acronyms are getting more and more complicated. Once again, Botox is the number one procedure in the

United States last year. And also, there is data from a year earlier that I know that may be in this new report. I literally saw it an hour ago, that the most frequent follow-on procedure to Botox is dermal filler. So while I think that Botox will be the locomotive for the filler, to some degree there will be the inverse occurring in individual accounts. So hence why this is definitely going to be good for the Botox Cosmetic franchise.

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Forward-Looking Statements
These transcript excerpts contains “forward-looking statements”, including, among other statements, statements regarding the proposed business combination between Allergan and Inamed. Statements made in the future tense, and words such as “expect”, “believe”, “will”, “may”, “anticipate” and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Allergan. Relevant risks and uncertainties include those referenced in Allergan’s filings with the SEC (which can be obtained as described in “Additional Information” below), and include: general industry and pharmaceutical market conditions; general domestic and international economic conditions; technological advances and patents obtained by competitors; challenges inherent in product marketing such as the unpredictability of market acceptance for new pharmaceutical and biologic products and/or the acceptance of new indications for such products; uncertainties regarding analysts’ and others’ projections and estimates for revenues and earnings of Inamed and market growth rates; domestic and foreign health care reforms; the timing and uncertainty of research and development and regulatory processes; trends toward managed care and health care cost containment; and governmental laws and regulations affecting domestic and foreign operations. Risks and uncertainties relating to the proposed Inamed acquisition include: that required regulatory approvals will not be obtained in a timely manner, if at all; that the anticipated benefits and synergies of the transaction will not be realized; that the integration of Inamed’s operations with Allergan will be materially delayed or will be more costly or difficult than expected; and that the proposed transaction will not be consummated. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered.
Additional Information
Allergan has filed a Registration Statement on Form S-4 and a Tender Offer Statement on Schedule TO in connection with the exchange offer. Inamed stockholders should read those filings, and any other filings made by Allergan with the SEC in connection with the proposed

Inamed acquisition, as they contain important information. These SEC filings, as well as Allergan’s other public SEC filings, can be obtained without charge at the SEC’s website at www.sec.gov, and at Allergan’s website at www.Allergan.com.